UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Adolph Hunter
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2017 FOURTH QUARTER AND
 FULL YEAR FINANCIAL RESULTS

SAN CARLOS, CA – January 31, 2018 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017:

•	Total Revenue: $506 million, a 4 percent increase year over year
•	GAAP EPS: $1.46, an 11 percent increase year over year
•	Non-GAAP EPS: $1.58, an 8 percent increase year over year

Full Year 2017:

•	Total Revenue: $1,855 million, a 7 percent increase year over year
•	GAAP EPS: $4.82, a 15 percent increase year over year
•	Non-GAAP EPS: $5.33, a 13 percent increase year over year

“Fourth quarter revenues were in line with our projections while EPS exceeded the top end of our range.  As we move into 2018, the cyberattacks that organizations are experiencing today are now Gen V (5th Generation) while most enterprise security protections deployed are still below Gen III (3rd Generation)” Said Gil Shwed, Founder and CEO of Check Point Software Technologies. “To enable customers to bridge the gap we have launched Infinity Total Protection – a revolutionary security consumption model that is designed to enable organizations of all sizes to close the gap and prevent Gen V cyberattacks.”

Financial Highlights for the Fourth Quarter of 2017:
•	Total Revenue: $506 million compared to $487 million in the fourth quarter of 2016, a 4 percent increase year over year.
•	Security Subscriptions Revenues: $130 million compared to $110 million in the fourth quarter of 2016, an 18 percent increase year over year.
•	GAAP Operating Income: $267 million compared to $241 million in the fourth quarter of 2016, representing 53 percent and 50 percent of revenues in 2017 and 2016, respectively.
•	Non-GAAP Operating Income: $292 million compared to $266 million in the fourth quarter of 2016, representing 58 percent and 55 percent of revenues in 2017 and 2016, respectively.
•	GAAP Taxes on Income: $40 million compared to $30 million in the fourth quarter of 2016.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $239 million compared to $222 million in the fourth quarter of 2016. GAAP earnings per diluted share were $1.46 compared to $1.31 in the fourth quarter of 2016, an 11 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $259 million compared to $247 million in the fourth quarter of 2016.  Non-GAAP earnings per diluted share were $1.58 compared to $1.46 in the fourth quarter of 2016, an 8 percent increase year over year.

©2018 Check Point Software Technologies Ltd. All rights reserved   |   P.   2

•	Deferred Revenues: As of December 31, 2017, deferred revenues were $1,187 million compared to $1,066 million as of December 31, 2016, an 11 percent increase year over year.
•	Cash Flow: Cash flow from operations of $248 million compared to $183 million in the fourth quarter of 2016.
•	Share Repurchase Program: During the fourth quarter of 2017, the company repurchased approximately 2.4 million shares at a total cost of approximately $250 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,848 million as of December 31, 2017, compared to $3,669 million as of December 31, 2016.

Financial Highlights for the Year Ended December 31, 2017
•	Total Revenues: $1,855 million compared to $1,741 million in 2016, a 7 percent increase year over year.
•	Security Subscriptions Revenues: $480 million compared to $390 million in 2016, a 23 percent increase year over year.
•	GAAP Operating Income: $924 million compared to $852 million in 2016, representing 50 percent and 49 percent of revenues in 2017 and 2016, respectively.
•	Non-GAAP Operating Income: $1,024 million compared to $948 million in 2016, representing 55 percent and 54 percent of revenues in 2017 and 2016, respectively.
•	GAAP Taxes on Income: $168 million compared to $172 million in 2016.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $803 million compared to $725 million in 2016. GAAP earnings per diluted share were $4.82 compared to $4.18 in 2016, a 15 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $888 million compared to $818 million in 2016. Non-GAAP earnings per diluted share were $5.33 compared to $4.72 in 2016, a 13 percent increase year over year.

•	Cash Flow: Cash flow from operations of $1,090 million compared to $926 million in 2016.
•	Share Repurchase Program: In 2017, the company repurchased approximately 9.5 million shares at a total cost of approximately $995 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Latest Business Highlights
The threat landscape has evolved into its 5th generation. All business sectors are now experiencing Gen V  cyberattacks which are characterized by polymorphic malware that is moving fast and attacks a broad set of targets.  These sophisticated attacks on mobile, cloud and enterprise networks utilize sophisticated code and bypass conventional, static detection-based defenses being used by most organizations today.  To protect networks and data against these attacks, organizations need to advance to Gen V cyber-security utilizing Check Point Infinity, which combines real-time threat prevention, behavioral analysis, shared intelligence and the most advanced security across networks, cloud and mobile.

Infinity Total Protection is a game-changing new consumption model with a simple all-inclusive, per-user, per-year subscription.  The offering enables enterprises to fully utilize Gen V security across their entire network.  Infinity Total Protection is a subscription solution that includes both network security hardware and software, with fully integrated endpoint, zero-day threat prevention, cloud and mobile protections, combined with unified management and 24×7 premium support.
©2018 Check Point Software Technologies Ltd. All rights reserved   |   P.   3

‘Gen V’ Security Management: The latest Smart-1 Appliances power Gen V security management by delivering management storage capacity of up to 48TB, logging rates of up to 100,000 logs/sec and a performance boost of up to 8x compared to previous models. This enables exceptional security management performance across network, cloud and mobile environments for efficient Gen V cyber protection with holistic, single-console security management and the ability to correlate, store and analyze huge amounts of new and historic data from thousands of network devices.

Highest Security Effectiveness and Lowest TCO Scores:  In NSS Labs’ First-Ever Breach Prevention System Test Check Point SandBlast received a recommended rating while achieving the highest level of security effectiveness and the lowest total cost of ownership. The recommended rating further validates Check Point’s substantial ability to protect organizations by preventing even the most advanced cyberattacks.

“Our industry is at an inflection point where cyberattacks are becoming increasingly more sophisticated and security infrastructure needs to significantly advance to effectively combat these threats. Enterprises need to adopt Gen V cyber protections. This year, we will focus on enabling our customers to make this generational leap in security infrastructure.” concluded Shwed.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 31, 2018, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website at: www.checkpoint.com/ir.

First Quarter 2018 Investor Conference Participation Schedule:

•	Goldman Sachs Technology & Internet Conference 2018 February 14, 2018 –San Francisco, CA

•	Morgan Stanley 2018 Media, Telecommunications & Technology Conference February 26, 2018 –San Francisco, CA

•	Susquehanna 7th Annual Semi & Technology Conference March 14, 2018 – New York, NY

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyberattacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2018 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture and our participation in investor conferences during the first quarter of 2018.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2017.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.
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Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.
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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$165,709	$177,055	$559,026	$572,964
Security subscriptions	130,013	110,482	480,352	389,885
Total revenues from products and security subscriptions	295,722	287,537	1,039,378	962,849

Software updates and maintenance	210,286	199,170	815,280	778,452
Total revenues	506,008	486,707	1,854,658	1,741,301

Operating expenses:
Cost of products and licenses	29,743	32,559	104,210	105,967
Cost of security subscriptions	5,616	4,146	18,869	10,841
Total cost of products and security subscriptions	35,359	36,705	123,079	116,808
Cost of Software updates and maintenance	22,534	21,475	87,700	83,011
Amortization of technology	546	546	2,184	2,184
Total cost of revenues	58,439	58,726	212,963	202,003

Research and development	50,704	47,741	192,386	178,372
Selling and marketing	106,596	116,824	433,427	420,526
General and administrative	23,758	22,006	91,965	88,130
Total operating expenses	239,497	245,297	930,741	889,031

Operating income	266,511	241,410	923,917	852,270
Financial income, net	13,127	10,494	47,029	44,402
Income before taxes on income	279,638	251,904	970,946	896,672
Taxes on income	40,330	29,950	168,023	171,825
Net income	$239,308	$221,954	$802,923	$724,847

Basic earnings per share	$1.49	$1.33	$4.93	$4.26
Number of shares used in computing basic earnings per share	160,398	167,220	162,720	170,155

Diluted earnings per share	$1.46	$1.31	$4.82	$4.18
Number of shares used in computing diluted earnings per share	164,334	169,557	166,662	173,296

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 SELECTED FINANCIAL METRICS

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$506,008	$486,707	$1,854,658	$1,741,301
Non-GAAP operating income	292,129	266,380	1,024,412	948,132
Non-GAAP net income	259,224	247,197	888,027	818,242
Diluted Non-GAAP Earnings per share	$1.58	$1.46	$5.33	$4.72
Number of shares used in computing diluted Non-GAAP earnings per share	164,334	169,557	166,662	173,296

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$266,511	$241,410	$923,917	$852,270
Stock-based compensation (1)	22,359	21,698	87,459	82,732
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,272	13,036	13,130
Non-GAAP operating income	$292,129	$266,380	$1,024,412	$948,132

GAAP net income	$239,308	$221,954	$802,923	$724,847
Stock-based compensation (1)	22,359	21,698	87,459	82,732
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,272	13,036	13,130
Taxes on the above items (3)	(5,702)	273	(15,391)	(2,467)
Non-GAAP net income	$259,224	$247,197	$888,027	$818,242

Diluted GAAP Earnings per share	$1.46	$1.31	$4.82	$4.18
Stock-based compensation (1)	0.13	0.13	0.52	0.48
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.08	0.07
Taxes on the above items (3)	(0.03)	-	(0.09)	(0.01)
Diluted Non-GAAP Earnings per share	$1.58	$1.46	$5.33	$4.72

Number of shares used in computing diluted Non-GAAP earnings per share	164,334	169,557	166,662	173,296

(1) Stock-based compensation:
Cost of products and licenses	$38	$16	$115	$66
Cost of software updates and maintenance	694	552	2,626	2,087
Research and development	4,252	3,427	16,233	12,718
Selling and marketing	4,836	5,857	18,278	19,168
General and administrative	12,539	11,846	50,207	48,693
	22,359	21,698	87,459	82,732

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	546	2,184	2,184
Research and development	1,897	1,897	7,588	7,588
Selling and marketing	816	829	3,264	3,358
	3,259	3,272	13,036	13,130

(3) Taxes on the above items	(5,702)	273	(15,391)	(2,467)

Total, net	$19,916	$25,243	$85,104	$93,395

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	December 31,	December 31,
	2017	2016
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$245,014	$187,428
Marketable securities and short-term deposits	1,165,716	1,185,499
Trade receivables, net	472,223	478,507
Prepaid expenses and other current assets	81,478	41,021
Total current assets	1,964,431	1,892,455

Long-term assets:
Marketable securities	2,437,315	2,296,097
Property and equipment, net	77,767	61,859
Deferred tax asset, net	119,431	94,608
Goodwill and other intangible assets, net	830,407	834,167
Other assets	33,575	38,450
Total long-term assets	3,498,495	3,325,181

Total assets	$5,462,926	$5,217,636

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$878,287	$814,418
Trade payables and other accrued liabilities	328,638	351,440
Total current liabilities	1,206,925	1,165,858

Long-term liabilities:
Long-term deferred revenues	308,286	251,166
Income tax accrual	337,453	300,536
Accrued severance pay	10,139	8,953
	655,878	560,655

Total liabilities	1,862,803	1,726,513

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,305,130	1,139,642
Treasury shares at cost	(5,893,182)	(4,956,172)
Accumulated other comprehensive loss	(15,634)	(9,250)
Retained earnings	8,203,035	7,316,129
Total shareholders’ equity	3,600,123	3,491,123

Total liabilities and shareholders’ equity	$5,462,926	$5,217,636

Total cash and cash equivalents, marketable securities and short-term deposits	$3,848,045	$3,669,024

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$239,308	$221,954	$802,923	$724,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,586	2,391	12,876	10,883
Amortization of intangible assets	940	953	3,760	3,853
Stock-based compensation	22,359	21,698	87,459	82,732
Realized loss (gain) on marketable securities	4	(126)	176	(2,993)
Decrease (increase) in trade and other receivables, net	(185,036)	(218,044)	11,899	(56,510)
Increase in deferred revenues, trade payables and other accrued liabilities (*)	130,781	194,785	105,875	213,935
Excess tax benefit from stock-based compensation	-	(9,180)	-	(17,380)
Deferred income taxes, net	36,124	(31,611)	64,630	(33,487)
Net cash provided by operating activities	248,066	182,820	1,089,598	925,880

Cash flow from investing activities:

Investment in property and equipment	(6,297)	(6,257)	(28,784)	(24,050)
Net cash used in investing activities	(6,297)	(6,257)	(28,784)	(24,050)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	7,488	49,357	127,518	129,196
Purchase of treasury shares	(249,704)	(247,960)	(995,322)	(987,897)
Excess tax benefit from stock-based compensation	-	9,180	-	17,380
Payments related to shares withheld for taxes (*)	(561)	(94)	(5,397)	(3,031)
Net cash used in financing activities	(242,777)	(189,517)	(873,201)	(844,352)

Unrealized loss on marketable securities, net	(15,546)	(25,877)	(8,592)	(3,868)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(16,554)	(38,831)	179,021	53,610

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,864,599	3,707,855	3,669,024	3,615,414

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,848,045	$3,669,024	$3,848,045	$3,669,024

(*)
Payments related to shares withheld for taxes during the three and twelve month periods ending December 31, 2017 were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

©2018 Check Point Software Technologies Ltd. All rights reserved   |   P.   9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

January 31, 2018

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